Filed pursuant to Rule 424(b)(3)

File Nos. 333-282445 and 811-24006

ARDIAN ACCESS LLC

Supplement dated July 24, 2025 to the Prospectus and Statement of Additional Information dated April 25, 2025

Effective immediately, the following information supplements and supersedes any information to the contrary relating to Ardian Access LLC (the “Fund”) contained in the Fund’s current Prospectus (the “Prospectus”) and Statement of Additional Information (“SAI”), dated as noted above.

1. The Board of Directors of the Fund has approved an Amended and Restated Fee Waiver/Expense Deferral Agreement (the “Agreement”), which, among other changes, extends the term of the Fee Wavier/Expense Deferral Agreement (as defined in Prospectus) such that it commences on the effective date of the Fund’s Registration Statement under the Securities Act of 1933, as amended, and ends on July 31, 2026. Accordingly, all references to the term or period of the Agreement in the Prospectus and the SAI are replaced to reflect that the Agreement continues in effect until July 31, 2026.

2. The Fund has retained JPMorgan Chase to serve as portfolio administrator for the Fund. As a result, the Prospectus and SAI are revised as follows:

The first paragraph of the section entitled “Management of the Fund – Custodian, Transfer Agent, Distribution Paying Agent and Registrar” in the Prospectus is replaced with the following:

JPMorgan Chase Bank, N.A. (“JPMorgan” or the “Custodian”), which has its principal office at 383 Madison Ave., New York NY 10017, serves as custodian for the Fund. JPMorgan also serves as portfolio administrator to the Fund pursuant to a separate Portfolio Administration Agreement. JPMorgan’s principal office is 4 Chase Metrotech Center, Brooklyn, NY 11245.

The following replaces the section entitled “Custodian” in the Fund’s SAI:

JPMorgan Chase Bank, N.A. (“JPMorgan” or the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies, in each case, in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 383 Madison Ave., New York NY 10017. JPMorgan also serves as portfolio administrator to the Fund pursuant to a separate Portfolio Administration Agreement. Under this agreement, JPMorgan will provide the Fund various portfolio administrative services, including but not limited to capital call and distribution processing, roll-forward valuation services, document management services, ad-hoc consulting services and certain cashflow and other data analytics services. JPMorgan’s principal office is 4 Chase Metrotech Center, Brooklyn, NY 11245.

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